UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐    No ☒

The following exhibits are filed herewith in connection with the issuance of 1,425,000 ordinary shares of Top Image Systems Ltd. (the “Company”) at $2.00 per share and the Company’s warrants to purchase 356,250 ordinary shares at the exercise price of $2.20 per share to accredited investors on June 13, 2011:

99.1	Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature page thereto.

99.2	Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto.

99.3	Form of Ordinary Shares Purchase Warrant of the Company.

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 14, 2011

Top Image Systems Ltd.

By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature page thereto.

99.2	Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto.

99.3	Form of Ordinary Shares Purchase Warrant of the Company.